 Exhibit 4.73
Extension of Debenture Maturity Date

TO
Intellipharmaceutics International Inc. (the "Company")

RE:
Debenture dated January 1, 2013, for a face amount of US $1,500,000 issued by the Company to Isa Odidi and Amina Odidi (the "Debenture") and the Maturity Date (as defined in the Debenture) of such Debenture

This is in respect of the US $1,500,000 Debenture. Kindly pay the amount of US $150,000 out of the US $1,500,000 to Isa Odidi. The undersigned hereby agree that the current Maturity Date of the remainder of the Debenture of December 1, 2016, is extended to April 1, 2017.
DATED as of December 1st, 2016.

/s/ Dr. Isa Odidi Dr. Isa Odidi	/s/ Dr. Amina Odidi Dr. Amina Odidi